UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 8-K

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CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): February 17, 2009

Commission File Number 2-39621

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United Fire & Casualty Company
(Exact name of registrant as specified in its charter)

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Iowa	42-0644327
(State of Incorporation)	(IRS Employer Identification No.)

118 Second Avenue, S.E., Cedar Rapids, Iowa 52407
(Address of principal executive offices) (Zip Code)

Registrant's telephone number, including area code: (319) 399-5700

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

_ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

_ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

_ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

_ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02. Results of Operations and Financial Condition.

On February 17, 2009, we issued a press release announcing our financial results for the quarter ended December 31, 2008. The release is furnished as Exhibit 99.1 hereto. The information in this Current Report is being furnished and shall not be deemed "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that Section. The information in this Current Report shall not be incorporated by reference into any registration statement or other document filed with the Commission.

Item 9.01. Financial Statements and Exhibits.

    (a)   Not applicable.

    (b)   Not applicable.

    (c)   Exhibits.

   The following exhibits are furnished herewith.

   Exhibit 99.1   Press Release, dated February 17, 2009, announcing our financial results for the quarter ended December 31, 2008.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

United Fire & Casualty Company
(Registrant)

February 17, 2009
(Date)

/s/ Randy A. Ramlo
Randy A. Ramlo, Chief Executive Officer

EXHIBIT 99.1



UNITED FIRE GROUP®

118 Second Avenue SE, PO Box 73909
Cedar Rapids, Iowa 52407-3909
Contacts: Randy A. Ramlo, President/CEO or
Dianne M. Lyons, Vice President/CFO, 319-399-5700

United Fire reports fourth-quarter and full-year 2008 results

- *Net loss of 56 cents per share in fourth quarter / Net loss of 48 cents per share for full year*
- *Combined ratio of 124.8 percent for fourth quarter / 113.9 percent for full year*
- *Book value per share of $24.10 as of December 31, 2008, compared with $27.63 as of December 31, 2007*

CEDAR RAPIDS, IOWA – February 17, 2009 – United Fire & Casualty Company (NASDAQ: UFCS) today reported our financial results for the fourth-quarter and full-year 2008.

We reported a net loss of $14.8 million or 56 cents per share in the fourth quarter of 2008, compared with net income of $26.5 million or 97 cents per diluted share for the same period a year ago. Operating loss was $10.9 million or 41 cents per share in the fourth quarter of 2008, compared with operating income of $23.0 million or 84 cents per share in the fourth quarter of 2007. Pretax catastrophe losses totaled $22.9 million in the fourth quarter of 2008, versus $3.6 million in the same quarter of 2007.

For the full-year 2008, we reported a net loss of $13.1 million or 48 cents per share, compared with net income of $111.4 million or $4.03 per diluted share for the full-year 2007. Operating loss was $6.3 million or 23 cents per share in 2008, compared with operating income of $105.1 million or $3.81 per share in 2007. In 2008, pretax catastrophe losses totaled $76.1 million, versus $14.1 million in 2007.

Consolidated Highlights	Three Months Ended December 31,		Twelve Months Ended December 31,	
(Dollars in Thousands Except Shares and Per Share Data)	**2008**	2007	**2008**	2007
Consolidated revenues	$ **149,779**	$ 165,757	$ **601,449**	$ 638,526
Net income (loss)	**(14,842)**	26,459	**(13,064)**	111,392
Weighted average shares outstanding	**26,692,759**	27,338,835	**26,959,875**	27,568,742
Basic earnings (loss) per common share	**(0.56)**	0.97	**(0.48)**	4.04
Diluted earnings (loss) per common share	**(0.56)**	0.97	**(0.48)**	4.03
Operating income (loss) [1]	**(10,930)**	23,011	**(6,315)**	105,107
Operating income (loss) per share [1]	**(0.41)**	0.84	**(0.23)**	3.81
Book value per share	**24.10**	27.63	**24.10**	27.63
Cash dividends declared per common share	**0.15**	0.15	**0.60**	0.555
Pre-tax catastrophe losses [1] [2]	**22,944**	3,636	**76,066**	14,072
Effect on after-tax earnings	**0.56**	0.09	**1.83**	0.33
Effect on combined ratio	**19.1 %**	3.0 %	**16.3 %**	3.0 %

(1) Please refer to the Non-GAAP financial measures section of this release for further explanation of this measure.
(2) Pending the results of an appeal, this number does not include a $10.8 million judgment, net of reinsurance, that was entered and incurred in 2008 in a lawsuit related to Hurricane Katrina.

Commenting on our financial results, President & CEO Randy Ramlo said, "After a year with significant catastrophe losses, poor investment returns and market performance, deterioration in the performance of our core book of business and the temporary relocations of two of our offices due to natural disasters, I have only two good things to say about 2008. First, it's over. Second and more importantly, despite all these calamities, United Fire Group survived and remains in a strong capital position, with less than a 15 percent decline in our stockholders' equity between years.

"In 2008, we experienced catastrophe losses from 34 events totaling $76.1 million, which is nearly four times the amount we incur during an average year. Our largest losses were related to Hurricane Ike ($20.2 million) and Hurricane Gustav ($15.8 million), which both occurred in September 2008, and Hurricane Katrina ($15.8 million), which occurred in August 2005. We continue to settle lawsuits related to Hurricane Katrina and while we anticipate additional loss development from pending litigation in 2009, we will continue to monitor this litigation on an ongoing basis and continue to defend ourselves vigorously.

"Our overall investment portfolio declined 2.4 percent for the year, representing a drop in value of $50.8 million. The investment portfolio is internally managed and we invest heavily in high-grade corporate and government bonds, whose market values have decreased considerably in recent months. Because we do not foresee a meaningful improvement in the investment market in 2009, we are closely monitoring our investment portfolio and may adjust our asset mix if warranted. However, we remain committed to our general buy-and-hold investment philosophy.

"Performance of our underlying book of property and casualty business deteriorated in 2008, driven by an escalation in loss severity and a continuation of falling premium rates. We believe our philosophy of competing through strong business relationships and superior products and services rather than price positions us well to withstand current market conditions. However, we are making some modifications to our underwriting guidelines in 2009 to address areas of concern, including increased claims severity.

"We also feel the property and casualty insurance market is at or near the bottom of the 'soft market' cycle and are anticipating that prices will begin to firm sometime in 2009. In the current market cycle, the insurance industry has reached a rate level where return-on-equity goals have become extremely difficult to attain. In order to achieve acceptable returns, insurers must increase rates going forward. We are closely monitoring both internal and industry pricing data to ensure we take full advantage of any pricing opportunities.

"Over the past year, we incurred disaster recovery costs of $7.2 million as a result of flood damage at our home office and hurricane damage at our Gulf Coast regional office. Although this amount is certainly not insignificant, we feel the natural disasters had a far greater emotional impact than a financial one, with two of our offices sustaining major damage and many of our employees personally affected by these disasters."

President & CEO Randy Ramlo also discussed the financial results of the life insurance segment: "Although United Life Insurance Company had a good year operationally – producing results that were almost identical to 2007 – nearly all of its income was lost to realized investment losses of $12.3 million in 2008, which includes the write-downs of Kaupthing Bank and Lehman Brothers fixed maturity securities. Despite the tough investment market, we are committed to offering competitive interest rates on our products, and were pleased to be able to increase deferred annuity rates for our policyholders in 2008."

Consolidated supplementary financial information

Income Statement:	Three Months Ended December 31,		Twelve Months Ended December 31,	
(Dollars in Thousands)	**2008**	2007	**2008**	2007
Revenues				
Net premiums written [(1)]	$ 112,378	$ 117,686	$ 496,897	$ 501,849
Net premiums earned	$ 129,141	$ 130,218	$ 503,375	$ 505,763
Investment income, net of investment expenses	26,486	30,070	107,577	122,439
Realized investment gains (losses)	(6,019)	5,305	(10,383)	9,670
Other income	171	164	880	654
Total Revenues	149,779	165,757	601,449	638,526
Benefits, Losses and Expenses				
Losses and loss settlement expenses	118,184	70,219	406,640	260,714
Increase in liability for future policy benefits	5,254	5,198	23,156	15,666
Amortization of deferred policy acquisition costs	32,122	36,516	129,158	136,805
Other underwriting expenses	7,954	5,246	28,252	22,918
Disaster charges and other related expenses	2,965	-	7,202	-
Interest on policyholders' accounts	9,670	10,418	40,177	43,089
Total Benefits, Losses and Expenses	176,149	127,597	634,585	479,192
Income (loss) before income taxes	(26,370)	38,160	(33,136)	159,334
Federal income tax expense (benefit)	(11,528)	11,701	(20,072)	47,942
Net Income (Loss)	$ (14,842)	$ 26,459	$ (13,064)	$ 111,392

(1) Please refer to the Non-GAAP financial measures section of this release for further explanation of this measure.

Balance Sheet:	**December 31, 2008**		December 31, 2007
(Dollars in Thousands)			
Total cash and investments	$ 2,205,355	$	2,399,141
Total assets	2,687,130		2,760,554
Future policy benefits and losses, claims and loss settlement expenses	$ 1,753,774	$	1,681,060
Total liabilities	2,045,389		2,009,057
Net unrealized investment gains, after tax	$ 25,543	$	85,579
Total stockholders' equity	641,741		751,497
Property and casualty insurance statutory capital and surplus	$ 553,058	$	648,451
Life insurance statutory capital and surplus	157,003		164,168

3

Property and Casualty Insurance Segment

Premium revenues for our property and casualty insurance segment are 92 percent commercial lines business and 8 percent personal lines business. Our top five states for direct premiums written are Texas, Iowa, Colorado, Louisiana and Missouri.

Property & Casualty Insurance Financial Results: (Dollars in Thousands)	Three Months Ended December 31,				Twelve Months Ended December 31,			
		2008		2007		**2008**		2007
Revenues								
Net premiums written [1]	$	**103,164**	$	109,079	$	**459,571**	$	470,402
Net premiums earned	$	**119,937**	$	121,431	$	**465,581**	$	473,134
Investment income, net of investment expenses		**8,268**		10,581		**33,452**		43,363
Realized investment gains (losses)		**(1,177)**		3,817		**1,879**		7,098
Other income (loss)		**6**		40		**(55)**		61
Total Revenues		**127,034**		135,869		**500,857**		523,656
Benefits, Losses and Expenses								
Losses and loss settlement expenses		**115,074**		67,865		**393,349**		245,845
Amortization of deferred policy acquisition costs		**29,514**		31,826		**117,590**		123,421
Other underwriting expenses		**5,125**		3,838		**19,146**		15,378
Disaster charges and other related expenses		**2,965**		-		**7,202**		-
Total Benefits, Losses and Expenses		**152,678**		103,529		**537,287**		384,644
Income (loss) before income taxes		**(25,644)**		32,340		**(36,430)**		139,012
Federal income tax expense (benefit)		**(11,286)**		9,639		**(21,274)**		40,787
Net Income (Loss)	$	**(14,358)**	$	22,701	$	**(15,156)**	$	98,225
GAAP combined ratio:								
Net loss ratio		**95.9 %**		55.9 %		**84.5 %**		52.0 %
Expense ratio [2]		**28.9 %**		29.4 %		**29.4 %**		29.3 %
Combined ratio		**124.8 %**		85.3 %		**113.9 %**		81.3 %
Combined ratio (without catastrophes)		**105.7 %**		82.3 %		**97.6 %**		78.3 %
Statutory combined ratio: [1]								
Net loss ratio		**96.5 %**		59.2 %		**84.6 %**		52.4 %
Expense ratio		**27.8 %**		30.8 %		**28.8 %**		29.7 %
Combined ratio		**124.3 %**		90.0 %		**113.4 %**		82.1 %
Combined ratio (without catastrophes)		**105.2 %**		87.0 %		**97.1 %**		79.1 %

(1) Please refer to the Non-GAAP financial measures section of this release for further explanation of this measure.

(2) The GAAP expense ratio does not include the $3.0 million and $7.2 million in disaster charges, which were incurred in the fourth quarter of 2008 and the twelve months ended December 31, 2008, respectively.

Fourth-Quarter and Full-Year Highlights for Property and Casualty Insurance Segment

- Net premiums written declined 5.4 percent to $103.2 million in the fourth quarter of 2008, compared with $109.1 million in the fourth quarter of 2007. For the year, we produced net premiums written of $459.6 million, compared with $470.4 million in 2007 – a 2.3 percent drop between years. The decline in net premiums written in the fourth quarter and full year is attributable to reduced premium rates from increased competition in the insurance market, as well as the nonrenewal of business that did not meet our underwriting guidelines.

- The insurance marketplace remained highly competitive in the fourth quarter of 2008, with an average of low single-digit *decreases* in premium level for our commercial lines business and low single-digit *increases* in premium level for our personal lines business. All regions continued to experience pricing pressure on renewal business, particularly mid- to large-size commercial accounts. The decreases in premium levels were relatively modest in the fourth quarter, but premium levels have been decreasing gradually in some lines of business since the third quarter of 2004. However, approximately half of our rate changes processed during the fourth quarter of 2008 were low single-digit percentage rate level *increases*, which may be an early sign of a hardening in the market.

- Our policy retention rate remained strong in both the personal and commercial lines of business in 2008, with approximately 80 percent of our policies renewing. New policies make up approximately 20 percent of our business.

- Investment income decreased 21.9 percent in the fourth-quarter and 22.9 percent in the full-year 2008 due to lower market interest rates and a decrease in the market value of our investments in limited liability partnerships. The change in fair value of these securities is recorded in investment income.

- We incurred disaster charges and other related expenses of $3.0 million in the fourth-quarter and $7.2 million in the full-year 2008 due to the relocation and/or reconstruction of our operations as a result of flood damage at the home office in June and hurricane damage at the Gulf Coast regional office in September. The $7.2 million in full-year disaster charges is net of insurance reimbursements totaling $3.1 million for flood damage to the home office. Any additional charges for our home office during 2009 will be minimal and immaterial to our results. Since December 31, 2008, we have received an additional $1.0 million of insurance recoveries. A portion of the costs incurred by the Gulf Coast regional office will also be subject to recovery under insurance. As of December 31, 2008, no such recovery had been recorded against the expenses incurred for our Gulf Coast regional office.

- Losses and loss settlement expenses increased 69.6 percent in the fourth-quarter and 60.0 percent in the full-year 2008 due to a significant increase in catastrophe losses. Despite the increase in catastrophe losses, non-catastrophe claim counts have remained relatively constant. However, there was a notable increase in the average claim size in 2008, particularly in losses under $100,000.

- The GAAP combined ratio worsened by 39.5 percentage points to 124.8 percent in the fourth-quarter 2008, compared with 85.3 percent in the fourth-quarter 2007. For the full-year 2008, the GAAP combined ratio increased 32.6 percentage points to 113.9 percent, compared with 81.3 percent for the full-year 2007. The deterioration in our combined ratio is a result of increased catastrophe losses and an increase in claims severity in the fourth quarter and the full year. One positive is that our underwriting expenses have remained stable at approximately 30 percent over the past two years.

- Deterioration in the performance of our core book of business occurred in current and prior accident years. Prior year loss reserve development negatively impacted our pretax results by $.5 million in 2008, compared with a positive impact of $45.2 million in 2007. Included in our unfavorable loss reserve development is a $10.8 million judgment, net of reinsurance, that was entered and incurred in 2008 in a lawsuit related to Hurricane Katrina. The lawsuit has an appeal pending.

Commercial Lines and Personal Lines Financial Results:

Twelve months ended December 31		2008				2007		
(Dollars in Thousands)		Net Premiums Earned	Net Losses & Loss Settlement Expenses Incurred	Net Loss Ratio		Net Premiums Earned	Net Losses & Loss Settlement Expenses Incurred	Net Loss Ratio
Commercial lines:								
Other liability [1]	$	134,429 $	93,000	69.2%	$	136,704 $	55,354	40.5%
Fire and allied lines [2]		109,217	134,060	122.7		117,494	65,773	56.0
Automobile		101,229	72,384	71.5		99,004	63,509	64.1
Workers' compensation		52,792	41,434	78.5		48,359	32,408	67.0
Fidelity and surety		22,244	4,105	18.5		21,848	2,121	9.7
Miscellaneous		858	438	51.0		851	413	48.5
Total commercial lines	$	420,769 $	345,421	82.1%	$	424,260 $	219,578	51.8%
Personal lines:								
Fire and allied lines [3]	$	21,353 $	34,195	160.1%	$	21,117 $	12,434	58.9%
Automobile		12,603	11,701	92.8		13,764	8,561	62.2
Miscellaneous		326	472	N/A		311	353	N/A
Total personal lines	$	34,282 $	46,368	135.3%	$	35,192 $	21,348	60.7%
Reinsurance assumed	$	10,530 $	1,560	14.8%	$	13,682 $	4,919	36.0%
Total	$	465,581 $	393,349	84.5%	$	473,134 $	245,845	52.0%

(1) "Other liability" is business insurance covering bodily injury and property damage arising from general business operations, accidents on the insured's premises and products manufactured or sold.
(2) "Fire and allied lines" includes fire, allied lines, commercial multiple peril and inland marine.
(3) "Fire and allied lines" includes fire, allied lines, homeowners and inland marine.

Life Insurance Segment

United Life Insurance Company underwrites all of our life insurance business, which includes single premium annuities, universal life products and traditional life products. Our top five states in which we write business are Iowa, Minnesota, Wisconsin, Nebraska and Illinois.

Life Insurance Financial Results:		Three Months Ended December 31,				Twelve Months Ended December 31,		
(Dollars in Thousands)		2008		2007		2008		2007
Revenues								
Net premiums written [1]	$	9,214	$	8,607	$	37,326	$	31,447
Net premiums earned	$	9,204	$	8,787	$	37,794	$	32,629
Investment income, net of investment expenses		18,218		19,489		74,125		79,076
Realized investment gains (losses)		(4,842)		1,488		(12,262)		2,572
Other income		165		124		935		593
Total Revenues		22,745		29,888		100,592		114,870
Benefits, Losses and Expenses								
Losses and loss settlement expenses		3,110		2,354		13,291		14,869
Increase in liability for future policy benefits		5,254		5,198		23,156		15,666
Amortization of deferred policy acquisition costs		2,608		4,690		11,568		13,384
Other underwriting expenses		2,829		1,408		9,106		7,540
Interest on policyholders' accounts		9,670		10,418		40,177		43,089
Total Benefits, Losses and Expenses		23,471		24,068		97,298		94,548
Income (loss) before income taxes		(726)		5,820		3,294		20,322
Federal income tax expense (benefit)		(242)		2,062		1,202		7,155
Net Income (Loss)	$	(484)	$	3,758	$	2,092	$	13,167

(1) Please refer to the Non-GAAP financial measures section of this release for further explanation of this measure.

Fourth-Quarter and Full-Year Highlights for Life Insurance Segment

- Net premiums earned increased 4.7 percent in the fourth-quarter and 15.8 percent in the full-year 2008 reflecting growth in sales of our traditional products, primarily single premium whole life insurance.

- We experienced net cash outflow of $14.9 million in the fourth-quarter and $73.0 million in the full-year 2008 related to our annuity business, compared with net cash outflow of $19.6 million in the fourth-quarter and $92.8 million in the full-year 2007. Net cash outflow decreased 21.3 percent between years and management expects it to continue to decrease in 2009.

- Investment income decreased 6.5 percent in the fourth-quarter and 6.3 percent in the full-year 2008 due to lower market interest rates and a lower asset base, which is the result of withdrawals exceeding deposits on our annuity business.

- Realized investment losses were $4.8 million in the fourth-quarter and $12.3 million in the full-year 2008, compared with realized investment gains of $1.5 million in the fourth-quarter and $2.6 million in the full-year 2007. Investment losses in the fourth quarter are primarily attributable to the write-down of Kaupthing Bank fixed maturity securities. In addition to the Kaupthing Bank write-down, full-year investment losses were impacted by the write-down of Lehman Brothers fixed maturity securities, which occurred in the third quarter.

- Liability for future policy benefits increased $0.1 million in the fourth-quarter and $7.5 million in the full-year 2008 due to an increase in sales of our traditional life insurance products and the slowdown in annuity withdrawals, especially during the fourth quarter.

- Our annuity deposits were $161.1 million in the full-year 2008, compared with $161.5 million in the same period of 2007. Annuity deposits are not recorded as a component of net premiums written or net premiums earned; however, they do generate investment income for the life insurance segment.

- The reduction in our annuity balances was a major contributor to the decrease in interest on policyholders' accounts in 2008 as compared with 2007.

Investments

Investment income decreased $14.9 million, or 12.1 percent, to $107.6 million in the full-year 2008. The decrease is due primarily to lower market interest rates, especially in regard to short-term investments in our fixed-income investment portfolio, which dropped an average of 203 basis points after tax in 2008.

In addition, we hold certain investments in limited liability partnerships, which we account for under the equity method of accounting, with changes in the market value of these investments recorded in investment income. In 2008, we recorded an $8.9 million loss in investment income due to investments in limited liability partnerships. Our largest investment is in a partnership fund that invests in U.S. subregional banks.

Realized investment losses for the fourth-quarter and full-year 2008 were $6.0 million and $10.4 million, compared with realized investment gains of $5.3 million and $9.7 million in the same periods of 2007. This drop is due primarily to the write-downs of Kaupthing Bank and Lehman Brothers fixed maturity securities, which were held by our life insurance segment.

As of December 31, 2008, we recorded net unrealized investment gains after tax of $25.5 million, compared with $85.6 million at December 31, 2007. In 2008, depressed bond and stock prices, particularly holdings of investments in financial institutions, contributed to the decrease in unrealized gains. We continue to closely monitor current market conditions and evaluate the long-term impact of recent market volatility on all of our investment holdings.

Share Repurchase Program

In 2008, United Fire repurchased a total of 580,792 shares of our common stock for $14.8 million at an average price per share of $25.51. Over the past year, the board of directors granted an additional authorization of up to 1,000,000 shares of common stock under our share repurchase program. As of December 31, 2008, 608,875 shares of common stock remained authorized for our repurchase.

We will generally consider repurchasing company stock on the open market if (a) the trading price on the Nasdaq drops below 130 percent of its book value, (b) sufficient excess capital is available to purchase the stock, and (c) we are optimistic about future market trends.

Other News

United Fire has completed reconstruction of the majority of the first and lower levels of our home office buildings, which sustained severe damage due to record flooding in Cedar Rapids in June 2008. Our company was forced to evacuate on June 11 due to a mandatory evacuation of all businesses and residences in the 500-year flood plain. Between June 20 and August 29, approximately 200 home office employees worked from a temporary facility outside Cedar Rapids, with other employees working from their homes or temporary office space. Our home office reopened on September 2, with employees occupying the second floors and above until the flood reconstruction ended.

Employees in the Gulf Coast regional office in Galveston, Texas, continue to work from a temporary facility in the Houston area. The leased office space that comprises our Gulf Coast regional office in Galveston was damaged when Hurricane Ike made landfall on September 13, 2008. Reconstruction of the office is currently underway; however, it cannot be occupied at this time.

As part of a continued commitment to growing our book of business, United Fire appointed 24 new independent agents to promote and sell our products and services in 2008, bringing the total number of property and casualty agents to 837 throughout our licensed states. On December 1, we began marketing our commercial insurance in the state of Montana, and will offer our personal insurance in the state in mid-2009. To date, we have appointed one new independent agent in Montana that has five agency locations, with plans to appoint additional agents in the near future. With our entry into Montana, United Fire is now licensed to write business in 43 states plus the District of Columbia.

Non-GAAP Financial Measures

We believe that disclosure of certain Non-GAAP financial measures enhances investor understanding of our financial performance. The following Non-GAAP financial measures are utilized in this release:

Operating income (loss) is net income (loss) excluding realized capital gains and losses and related federal income taxes. Because our calculation may differ from similar measures used by other companies, investors should be careful when comparing our measure of net operating income to that of other companies. We include this measurement because we believe it illustrates the performance of normal, ongoing operations, which is important in understanding and evaluating our financial condition and results of operations.

(Dollars in Thousands Except Per Share Data)	Three Months Ended December 31,				Twelve Months Ended December 31,			
	2008		2007		**2008**		2007	
Net income (loss)	$	**(14,842)**	$	26,459	$	**(13,064)**	$	111,392
After-tax realized (gains) losses		**3,912**		(3,448)		**6,749**		(6,285)
Operating income (loss)	$	**(10,930)**	$	23,011	$	**(6,315)**	$	105,107
Basic earnings (loss) per share	$	**(0.56)**	$	0.97	$	**(0.48)**	$	4.04
Operating income (loss) per share		**(0.41)**		0.84		**(0.23)**		3.81

Premiums written is a measure of our overall business volume. Net premiums written comprise direct and assumed premiums written, net of what we are charged for reinsurance policies. Direct premiums written is the amount of premiums charged for policies issued during the period. Assumed premiums written is consideration or payment we receive in exchange for reinsurance we provide to other insurance companies. We report these premiums as revenue as they are earned over the underlying policy period. We report premiums written applicable to the unexpired term of a policy as unearned premium subject to reinsurance. We evaluate premiums written as a measure of business production for the period under review.

(Dollars in Thousands)	Three Months Ended December 31,				Twelve Months Ended December 31,			
		2008		2007		2008		2007
Net premiums written	$	112,378	$	117,686	$	496,897	$	501,849
Net change in unearned premium		16,929		12,475		7,564		6,847
Net change in prepaid reinsurance premium		(166)		57		(1,086)		(2,933)
Net premiums earned	$	129,141	$	130,218	$	503,375	$	505,763

Catastrophe losses utilize the designations of the Insurance Services Office ("ISO") and are reported with loss and loss settlement expense amounts net of reinsurance recoverables, unless specified otherwise. According to the ISO, a catastrophe loss is a single unpredictable incident or series of closely related incidents causing severe insured losses that cause $25.0 million or more in industry-wide direct insured losses to property and that affect a significant number of insureds and insurers ("ISO catastrophes"). We also include as catastrophes those events we believe are, or will be, material to our operations, either in amount or in number of claims made. The frequency and severity of catastrophic losses we experience in any year affect our results of operations and financial position. In analyzing the underwriting performance of our property and casualty insurance segment, we evaluate performance both including and excluding catastrophe losses. Portions of our catastrophe losses may be recoverable under our catastrophe reinsurance agreements. We include a discussion of the impact of catastrophes because we believe it is meaningful for investors to understand the variability in periodic earnings.

(Dollars in Thousands)	Three Months Ended December 31,				Twelve Months Ended December 31,			
		2008		2007		2008		2007
ISO catastrophes [1]	$	22,564	$	3,698	$	73,312	$	13,639
Non-ISO catastrophes		380		(62)		2,754		433
Total catastrophes [1]	$	22,944	$	3,636	$	76,066	$	14,072

(1) Pending the results of an appeal, this number does not include a $10.8 million judgment, net of reinsurance, that was entered and incurred in 2008 in a lawsuit related to Hurricane Katrina.

Combined ratio is a commonly used financial measure of underwriting performance. A combined ratio below 100 percent generally indicates a profitable book of business. The combined ratio is the sum of two separately calculated ratios, the loss and loss settlement expense ratio (referred to as the "net loss ratio") and the underwriting expense ratio (the "expense ratio"). When prepared in accordance with GAAP, the net loss ratio is calculated by dividing the sum of losses and loss settlement expenses by net premium earned. The expense ratio is calculated by dividing nondeferred underwriting expenses and amortization of deferred policy acquisition costs by net premiums earned. When prepared in accordance with statutory accounting principles, the net loss ratio is calculated by dividing the sum of losses and loss settlement expenses by net premium earned; the expense ratio is calculated by dividing underwriting expenses by net premiums written.

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United Fire & Casualty Company is a regional insurer that, along with its insurance subsidiaries, offers personal and commercial property and casualty insurance and life insurance. The company markets its products principally through its regional offices in Cedar Rapids, Iowa (company headquarters); Denver, Colorado; and Galveston, Texas. For the 16th consecutive year, United Fire & Casualty Company has been named to the Ward's 50, a respected benchmark group of the industry's top-performing insurance companies. For the third consecutive year, our subsidiary, United Life Insurance Company has been named to the Ward's 50 Life & Health Insurance Companies. In March 2007 and 2008, United Fire & Casualty Company was named to Audit Integrity's Top 100 list of companies who demonstrate high corporate integrity. For more information about United Fire & Casualty Company and its products and services, visit our website, www.unitedfiregroup.com.

Disclosure of forward-looking statements
This release may contain forward-looking statements about our operations, anticipated performance and other similar matters. The forward-looking statements are not historical facts and involve risks and uncertainties that could cause actual results to differ materially from those expected and/or projected. Such forward-looking statements are based on current expectations, estimates, forecasts and projections about our Company, the industry in which we operate, and beliefs and assumptions made by management. Words such as "expects," "anticipates," "intends," "plans," "believes," "continues," "seeks," "estimates," "predicts," "should," "could," "may," "will continue," "might," "hope" and variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed in such forward-looking statements. Information concerning factors that could cause actual results to differ materially from those in the forward-looking statements is contained in Part I Item 1A "Risk Factors" of our annual report on Form 10-K for the year ended December 31, 2007 filed with the SEC on February 27, 2008, and in our report on Form 10-Q for the quarter ended September 30, 2008, filed with the SEC on October 30, 2008. The risks identified on Form 10-K are representative of the risks, uncertainties, and assumptions that could cause actual outcomes and results to differ materially from what is expressed in forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this release or as of the date they are made.